UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Dated: October 3, 2025

Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 2100, 855 – 2nd Street S. W., Calgary, Alberta T2P 4J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Exhibit 99.1, 99.2 and 99.3 to this report, filed on Form 6-K, shall be incorporated by reference as exhibits to the registrant's Registration Statement under the Securities Act of 1933 on Form F-10 (File No. 333-289937).

Exhibit Number	Description

99.1	Registration Rights Agreement by and among Canadian Natural Resources Limited and the Initial Purchasers named therein
99.2	Form of Letter of Transmittal
99.3	Form of Notice of Guaranteed Delivery

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Natural Resources Limited (Registrant)

Date: October 3, 2025	By:	/s/ Stephanie A. Graham
Stephanie A. Graham
Corporate Secretary & Associate General Counsel (Canada)